June 28, 2011
VIA EDGAR
SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549
Attn:	Michael Seaman Special Counsel

Re:	First BanCorp. Registration Statement on Form S-1 Filed September 16, 2010 File Number: 333-169399

Dear Mr. Seaman:
     Pursuant to Rule 477(a) under the Securities Act of 1933, First BanCorp. (the “Registrant”) requests withdrawal of its Registration Statement on Form S-1 , File No. 333-169399 (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission on September 16, 2010. The Registrant confirms that no securities have been sold in the offering covered by the Registration Statement. The grounds for withdrawal are that the Registrant has decided not to go forward with the offering of the securities included on the Registration Statement. The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.
     If you have any questions, please feel free to contact me at (787) 729-8252 or Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245.
Very truly yours,
/s/ Lawrence Odell
Lawrence Odell
Executive Vice President and General Counsel
cc:      Linda L. Griggs